SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series XL Fixed Rate Notes in a principal amount of USD 38,210,127 due 2026.

The Company informs that on June 22, 2026, will start the payment of the second installment of capital related to the Series XL Notes issued on December 21, 2022.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	June 22, 2026
Number of service to be paid:	Second installment of capital
Period comprised by the payment:	December 21, 2025 / June 21, 2026
Concept of payment:	Capital (33%)
Payment Currency:	ARS at the applicable exchange rate
Outstanding Capital:	USD 25,600,785.09
Annual Nominal Interest Rate:	0%
Interest being paid	USD 0
Capital being paid	USD 12,609,341.91

Capital will be paid to the noteholders at whose name the Notes were registered on  June 19, 2026

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
June 12, 2026
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